                                                                      EXHIBIT 99
                               EXECUTIVE SUMMARY

This summary(1) addresses the proposed Agreement and Plan of Merger ("Merger") of Oxford Tax Exempt Fund II Limited Partnership ("OTEF") and AIMCO/OTEF, LLC, a subsidiary of AIMCO Properties, L.P., ("AIMCO"). It is intended to set forth many of the steps undertaken by the Independent Directors of Oxford Tax Exempt Fund II Corporation (the "Independent Directors") to assess and evaluate both the Merger and the alternative courses of actions that may be available to OTEF and its BAC holders. This summary includes a discussion of the background to the transaction, an overview of the material terms of the Merger Agreement and the revisions thereto, a discussion of the alternatives reviewed by the Independent Directors, an analysis of various valuation perspectives of OTEF considered by the Independent Directors as well as a brief outline of issues addressed in regards to due diligence performed on AIMCO.

BACKGROUND

Oxford Tax Exempt Fund II Limited Partnership entered into negotiations to merge with Apartment Investment and Management Company, or AIMCO, AIMCO Properties, L.P., AIMCO's operating partnership, and AIMCO/OTEF, LLC, a subsidiary of the AIMCO operating partnership. Pursuant to the proposed Merger Agreement, AIMCO/OTEF LLC will be merged into OTEF and the BAC holders will receive (a) a special distribution of $50 million ($6.21/BAC) and (b) $100 million of AIMCO 9% convertible preferred stock and (c) AIMCO common stock. The aggregate value of the consideration to be received is anticipated to be approximately $34.41 per BAC.

On September 20, 2000, AIMCO completed the acquisition of OTEF's managing general partner, Oxford Tax Exempt Fund II Corporation, and 40.299% of the partnership interests in OTEF's associate general partner. In addition, AIMCO acquired an option to purchase 32,580 BACs held by the managing general partner's officers and directors and stock options held by the managing general partner's officers, directors and employees to purchase 652,125 BACs. As a result, AIMCO currently holds options to acquire approximately 8.53% of the BACs that would be outstanding after the option exercise.

OTEF's independent real estate consultant, Marshall & Stevens. rendered an opinion stating that the Merger is fair to OTEF and OTEF's security holders. Therefore, pursuant to OTEF's partnership agreement, OTEF may consummate the Merger without the vote of its BAC holders. Separately, AIMCO is not obligated to and does not intend to submit the Merger to its stockholders for approval.(2)

----------

(1) While this summary was prepared by representatives of PricewaterhouseCoopers LLP (PwC), it is based on (a) work product that PwC was asked to assemble or prepare for consideration by the Independent Directors, (b) PwC's observations from attending meetings or participating in phone calls with the Independent Directors, and (c) consultation with the Independent Directors after they had read and commented on the summary.

(2) Background summary details obtained from the November 11, 2000 draft OTEF Merger Prospectus.

                               EXECUTIVE SUMMARY


MERGER AGREEMENT

A brief summary of the material terms of the Merger Agreement follows below, however, it should be noted that these terms were agreed only after extensive negotiations between AIMCO and the Independent Directors. Specifically, under the initial terms of the Merger, OTEF shareholders would only have been able to convert their shares into AIMCO Class A common stock. Cash and preferred shares were not included under the initial terms. The Independent Directors negotiated for both the cash component and the preferred share component included in the final terms of the Merger Agreement.

The Independent Directors viewed the cash component as very important in that it provided additional certainty as to the price/value to be received by OTEF shareholders in the transaction. The Independent Directors pursued the preferred share component because they believed that many of existing OTEF shareholders were fixed income investors who wanted more certainty of cash flow and safety of principal. It was viewed that, to BAC holders, the preferred shares would be more closely aligned with the investment characteristics of the existing OTEF shares than the common shares provided for in the initial Merger Agreement.

With these goals in mind, the final terms of the Merger Agreement were negotiated. The material terms of the Agreement are set out in summary form as follows:3

o Each beneficial assignment of limited partnership interest of OTEF, or BAC. including the option BACs to be issued for the options, will participate in a special distribution of $50,000,000. This amounts to $6.21 per BAC. Each BAC, except any BAC held by AIMCO or by OTEF II Associates Limited Partnership, the associate general partner of OTEF, will be converted into the right to receive (i) 0.547 shares of AIMCO 9% Class P preferred stock with a liquidation preference and a deemed value of $25 per share, or $13.675 of Class P preferred stock per BAC, and (ii) the number of shares of Class A common stock equal in value to $14.25, which is the difference between $28.20 and the value of the Class P preferred stock to be received. Conversion calculations set out in Exhibit I attached hereto.

         The value per share of Class A common stock will be the average of the high and low reported sale prices on the New York Stock Exchange for the Class A common stock for

----------

(3) Summary of material terms of the Merger Agreement obtained from the Form S-4 Registration Statement filed by AIMCO on December 1, 2000.

                               EXECUTIVE SUMMARY

         the 20 trading days beginning on the third full trading day following the first public announcement of the Merger. However, in no case will a share of Class A common stock be valued in excess of $50 per share or less than $44 per share. The deemed value of the Class P preferred stock is $25 per share. The Class P preferred stock could trade at a price higher or lower than $25 per share after the Merger. Marshall & Stevens has advised OTEF's managing general partner that the fair market value of the Class P preferred stock is $25 per share. However, there is no assurance as to the trading price or liquidity of the Class P preferred stock.

o In connection with the acquisition of the Oxford Realty Financial Group interests, AIMCO agreed that if it completed an acquisition of OTEF before September 20, 2003, it would pay to BAC holders consideration of at least 90% of the fully diluted book value per BAC reported by OTEF for the preceding calendar quarter. OTEF's managing general partner concluded that the deemed value of the merger consideration of $28.20 per BAC, which, taken together with the $6.21 per BAC special distribution that will be declared by OTEF, equals 91.7% of the fully diluted book value for the quarter ended September 30, 200 of $37.54 per BAC. as reported in the 3rd quarter 10-Q, is fair to BAC holders and permits them to realize greater value than they would receive under other scenarios.

o Under OTEF's partnership agreement, OTEF may consummate the Merger without the vote of its BAC and SQB holders, so long as the managing general partner has received an opinion from an independent real estate consultant that the Merger is fair to OTEF.

o The Merger will be taxable to holders of BACs. The holders who, prior to the special distribution, have a tax basis in the BACs above $34.41 may recognize a tax loss in connection with the Merger. Based on information available to OTEF, it is estimated that a majority of all BAC holders will recognize a loss.

o Under Maryland law, BAC holders will not be entitled to appraisal or dissenters' rights in connection with the Merger.

o As stockholders of AIMCO, former BAC and SQB holders will have rights different from those they had as holders of BACs and SQBs.

o AIMCO will apply to list the Class P preferred stock on the New York Stock Exchange, but it cannot be assured that the Class P preferred stock will be accepted for listing.

o        OTEF and AIMCO expect to consummate the Merger in early January 2001.

o        OTEF's managing general partner is an affiliate of AIMCO.

                               EXECUTIVE SUMMARY

ALTERNATIVE PLANS OF ACTION

Subsequent to AIMCO's purchase of the managing general partner of OTEF, the Board of Directors of the general partner met to discuss options for the continuation of the business of OTEF. The proposed Merger is one of the options that arose from those discussions and evaluated by the Independent Directors. In addition to the Merger, the Independent Directors considered alternative plans of action that may be available to OTEF. A discussion of those alternatives follows below.

Maintain Status Quo

The Independent Directors considered the possibility of continuing OTEF's current business plan. Increases in both dividend yield and dividend payout provided some evidence that OTEF's business plan is working. The tax-free returns produced by OTEF are above market and are attractive to certain investors. Further, existing P-float as well as recent and proposed sales of properties provide capital for OTEF to make new investments.

Alternatively, the Independent Directors considered that OTEF's stock price is not reflective of improved performance. The market has not rewarded the Company for its execution as the stock price has not moved and continues to linger around $25 a BAC. As a result, OTEF's equity trades at a substantial discount to NAV which means that BAC holders are currently unable to monetize their investments at a fair price. Additionally, OTEF shares are thinly traded, and the fact that no analysts follow the stock adds to the difficulty faced by shareholders in monetizing their investment. Lastly, and most significantly, AIMCO, through its control of the managing general partner of OTEF, asserted that it is unwilling to continue executing OTEF's existing business plan.

Expand OTEF

The Independent Directors considered expanding the operations of OTEF. As noted above, substantial P-float availability coupled with recent sales would provide additional capital for making new investments. However, capital raised from sales represents existing capital, not additional capital from outside sources. To grow OTEF's existing business, external capital would be required. Given OTEF's discounted stock price, the Independent Directors determined that it would be difficult to raise external funds. Finally, the managing general partner is not committed to OTEF's current business plan and the Independent Directors, therefore, thought it unlikely that the managing general partner would (a) be able to identify and acquire additional tax exempt bonds with any additional capital and (b) support an expansion of the business under its current form.

Replace the General Partner

The Independent Directors considered the possibility of replacing OTEF's managing general partner. This option would mitigate potential conflicts of interest between the limited partners'

                               EXECUTIVE SUMMARY

interests and those of the general partner, and the stock price may increase, as a result of OTEF's being self-managed.

However, under this scenario OTEF would lose its affiliation with the Oxford property partnerships. This would be significant, considering that OTEF invests almost exclusively in bonds backed by the partnership properties. It is unlikely, therefore, that a new general partner would have more of a vested interest in the success of OTEF than the current general partner. Further, a new general partner would face the same issue as the current general partner with respect to the discount of the share price to net asset value. This discount would continue to hinder OTEF's ability to raise external financing for new investments and would therefore limit the growth of OTEF.

White Knight

The Independent Directors considered the possibility of seeking a White Knight to purchase OTEF. Potential buyers include Munimae, Merrill Lynch, Vanguard, T. Rowe Price and Chartermac.

However, due to the relationship noted above between OTEF's investments and the Oxford partnership properties, the Independent Directors determined it unlikely that a potential buyer would have more of vested interest in the success of OTEF than AIMCO. Shopping OTEF to other buyers would also be costly in comparison to the costs associated with consummating the current proposal and would, therefore, result in reduced proceeds to the shareholders. Finally, there was nothing to suggest to the Independent Directors that other buyers would be willing to pay a premium over the price offered by AIMCO.

Liquidation

The Independent Directors considered the possibility of liquidating OTEF's investment portfolio, winding up the operations of OTEF and distributing the proceeds to the shareholders. The benefit to shareholders would be the monetization of their investment. However, this scenario makes sense only if the proceeds in liquidation are comparable to or greater than the proceeds/value received under the proposed Merger.

In reviewing the liquidation option, the Independent Directors determined that liquidation would be costly in comparison to the costs associated with consummating the Merger. Further, the discount a buyer would demand on purchase of the investments in OTEF's portfolio would be reflective of the discount at which the shares currently trade in relation to net asset value. This discount coupled with the liquidation costs makes it unlikely that the net proceeds to the shareholders would meet or exceed the value/proceeds received under the Merger.

                               EXECUTIVE SUMMARY


PROPOSED AIMCO/OTEF MERGER -- VALUATION ANALYSIS

In addition to the alternatives outlined above, the Independent Directors analyzed the various proposed Merger Agreements and the amendments thereto. As a first step in their analysis, the Independent Directors engaged their independent appraisers, Marshall and Stevens Incorporated, to provide a Fairness Opinion on the transaction. Marshall and Stevens Incorporated concluded in their Fairness Opinion that the proposed Merger is fair to the BAC holders of OTEF.

In addition to the Fairness Opinion, the Independent Directors undertook to assess the value OTEF using several different approaches. The results of these valuations were used as a comparison/benchmark for evaluating the fairness of the proposed Merger Agreement. A discussion of each of the valuation approaches follows below.

Book Value of Equity.

In the first analysis, a calculation of OTEF's book value of equity per BAC was performed. Management's quarterly balance sheets present OTEF equity and book value per BAC. The book value per BAC, adjusted for options outstanding(4), is $37.54 as of 9/30/00.

NAV Analysis.

The next approach involved an analysis of OTEF's NAV. The NAV of the fund was calculated by aggregating the least of three different values for each asset. The three values compared are (a) the unpaid principal balance on the bond, (b) the adjusted carrying value of the bond and (c) the property value. In computing the carrying value, all A bonds are considered to be worth par, while rates of 13.5% and 15.5% are used to discount B bond cash flows associated with the garden apartments and the senior living properties, respectively. A per BAC NAV of $35.26 can be calculated by dividing the total value of $260,649,791, as of 9/30/00, by the 7,391,783 BACs outstanding, on a fully diluted basis, as of 9/30/00.

Expanded NAV Analysis.

This approach involved an expanded NAV calculation. This analysis is similar to the analysis above, except that it considers carrying values calculated using different discount rates for the B bond cash flows. All A bonds are considered to be worth par. While the above analysis assumes discount rates of 13.5% and 15.5%, respectively, for B bond cash flows associated with the garden apartments and the senior living properties, this analysis presents additional carrying values calculated using discount rates of 15.5%, 12.5%, 10.5% and 7.5% across the cash flows anticipated to be received for the B bonds. Each of the resulting carrying values for the A and B bonds associated with a particular property is then compared against (a) the unpaid principal balance on the corresponding bond and (b) the property value. Total net asset value is calculated

----------

(4) Using the treasury method, under generally accepted accounting principles.

                               EXECUTIVE SUMMARY

by taking the least of those three values for each asset. The resulting total varies from $239.2 million to $283.5 million, depending upon the carrying value.

Liquidity Schedule.

In this analysis, a calculation of net proceeds that could be realized in a liquidation of OTEF II was performed. Outstanding obligations are subtracted from cash reserves and the potential inflows that would be realized from the liquidation of all other assets, including additional P-floats on A bonds, B bond financing at 50% of par value, senior bonds, and the balance on outstanding taxable loans. The end result, on a fully diluted basis, shows cash availability per BAC of $29.26, as of 9/30/00, plus an implied residual value on the B bond of $44,835,000 (or $5.61 per BAC, for an implied value of $34.87).

Analysis of OTEF II Market to NAV Discount.

This approach involved comparing OTEF's market price to NAV discount. In this analysis it was determined that OTEF trades at a consistent book to market ratio of between 1.3 and 1.53, which equates to a discount on book value of 23% to 34%.

This discount is analogous to the market to book discounts of similar funds, as reported by the research firm Partnership Profiles, Inc. According to Partnership Profiles, investors are purchasing units of real estate partnerships at an average price-to-value discount of 25%.

An analysis of investment company discounts on closed-end funds was also performed. Data from Morningstar indicates that domestic closed-end bond funds have traded at an average book to value discount of 4.20% over the past 12 years.

Both such discounts are presumed to compensate investors for two factors: the lack of full control over their investments, and the relative illiquidity of such shares, given the historical relatively low volume of trades involving such shares. Included is a chart illustrating the low daily trading volume of OTEF shares, relative to shares of Munimae, between Oct 16 and Nov 14, 2000.

Market Return Growth Rate.

In this analysis, the compound annual growth rates of OTEF shares was compared to that of AIMCO shares. The compound annual growth rates of market prices of A1MCO shares are calculated on a 2 year, 3 year and 5 year basis, while the compound annual growth rates of OTEF II share prices are calculated on a 2 year and 3 year basis. A chart from Yahoo! Finance compares returns of AIMCO and OTEF shares over the past two years. S&P 500 returns over the same period are included as a benchmark.

                               EXECUTIVE SUMMARY

Spread Analysis.

In this analysis, historical yields of OTEF shares were compared to yields of AIMCO shares, 10 year AAA rated municipal bonds and Munimae shares. The average of spread of OTEF II shares over shares of Munimae, a comparable though larger tax exempt bond fund, for the nine quarters ending 9/30/00 was .466%.

Dividend Payout Analysis.

In this analysis, OTEF share prices were calculated based on an increased dividend payout ratio. Historical and projected implied market prices, respectively, are calculated for OTEF II shares under a scenario in which OTEF II's dividend payout ratio was, and is, increased to 95% from historical and actual payout ratios, assuming that the current yield of OTEF II's shares is the market's required yield. The analysis suggests that a payout ratio of 95% would have increased OTEF II's market price from an average of $24.04 over the nine quarters ending 9/30/00 to an average of $28.06. Based upon budgeted cash available for distribution (assuming a 95% payout ratio) and the assumption of a steady required yield of 8.79% (OTEF II's yield on 10/31/00), the projected market price increases from $30.68 in 2001 to $37.76 in 2009. Using the assumption of a consistent required yield of 8.57% (the average OTEF II yield for the nine quarters ending 9/30/00), the market price increases from $31.48 in 2001 to $38.74 in 2009. Included with this analysis is a chart of OTEF II's projected cash for distribution.

Forecast Net Operating Income.

In this analysis, a forecast of net operating income was made for each property. Line items are included in the calculation, as are specific assumptions employed.

Marshall and Stevens Incorporated Corporate Valuation.

This analysis employs both a discounted cash flow approach and a market comparables approach to calculate OTEF II's fair market value. The resulting value per BAC is $30.29.

Total Return Comparison.

In this analysis, a comparison of is made between total return of OTEF shares to the total return of AIMCO shares. Total cash flow to shareholders (dividends plus market return) are compared between the two options of either retaining OTEF II as is or exchanging OTEF II shares for AIMCO stock. The analysis projects total return for both scenarios using holding periods of 2, 5 and 10 years. Inputs on dividends, dividend growth rates, market price, market return, net asset value, discount rates, tax rate and percentage of income subject to taxation are variable. Included are five spreadsheets that compare projected dividend yields between AIMCO and OTEF II. All spreadsheets are linked to the same variable inputs used in the total return analysis.

                               EXECUTIVE SUMMARY


DUE DILIGENCE ON AIMCO

As a final step in the process, the Independent Directors performed due diligence on the acquirer, AIMCO. The due diligence included reviewing relevant disclosures including AIMCO's December 31, 1999 Annual Report, June 30, 2000, March 31, 2000 and September 30, 2000 10-Q's as well as various analysts' reports. Additionally, the due diligence included meeting with AIIMCO's management (Terry Considine, Chairman and CEO, Paul McAuliffe, CFO and Tom Novosel, CAO) to evaluate the financial condition of AIMCO. A brief summary of the discussions with AIMCO's the Independent Directors follows:

Overview of AIMCO's Business

AIMCO is essentially in the business of owning and managing apartments. Eighty-five percent of their income is derived from real estate activities, primarily rental income from apartments. Their apartment business is highly diversified by geography and by price points. The cash flow from real estate activities is very predictable and stable.

The additional 15% of income earned by AIMCO is generated from interest income, services income and transactions. The interest income component is very predictable and is generally derived from interest on notes and on loans to general partners. Services income is derived from services to apartment owners/managers, such as property and asset management services, and from services to residents such as cable television and Internet access. Services income is also reasonably predictable.

Transaction income includes accretion on notes purchased at discounts, disposition fees and refinancing fees. Transaction income is the least predictable source of income and is dependent in large measure on the rate of acquisitions completed by AIMCO. Acquisitions include limited partner tenders, and one-off transactions. Although tenders for limited partner interests are predictable over time, they are less predictable on a short-term (quarterly) basis.

FFO Growth

On the basis of 5% "same store/location" sales growth, real estate (rental income) delivers 9-10% levered growth annually. This is very stable and predictable and makes up the base of earnings growth annually. On top of this base, 1% growth annually is derived from amortization (i.e. paying down debt principal) and an additional 1% is derived from redevelopment (i.e. increased rent from redeveloped properties).

The additional 6% (approximately) needed to achieve an overall annual growth rate of 18% is achieved in equal parts from improvements/operating efficiencies and from acquisitions. Operating efficiencies and improvements can produce relatively predictable results. Further, additional benefits can be achieved (i.e. increase in growth rates in same store sales of greater than 5%) as it is relatively certain that rents can be increased at a rate in excess of inflation while expenses can be held to increases at the rate of inflation.

                               EXECUTIVE SUMMARY


Income/cash flow from acquisitions seems to be the least predicable stream of income for AIMCO and is tied in large measure to the condition of the capital markets. AIMCO's ability to make acquisitions, tender offers for limited partner interests in particular, is dependent on having a source of funds at a reasonable cost. If the capital markets dried up or deteriorated, AIMCO's ability to make acquisitions would be impaired. Whereas the base of AIMCO's earnings and earnings growth is steady and predictable, AIMCO would not be able to generate the last few percentage points in earnings growth needed to maintain 17-18% annual growth without acquisitions.

Projections

AIMCO projects a dividend of $3.10 for 2001. They predict that they will meet 4th quarter earnings estimates as well as analysts' overall estimates for AIMCO for 2001. AIMCO did not provide any internal projections. However, they did say that analysts' expectations were in line with AIMCO's projections.

Share Price

As noted above, AIMCO's core earnings and core earnings growth are relatively predictable and stable. However, the income generated from acquisitions, and the related additional growth in earnings provided by those acquisitions, is dependent in large measure on the condition of the capital markets. AIMCO's ability to meet earnings estimates and, therefore, sustain their share price also seems to be dependent on their ability to continue making acquisitions.

Debt/Equity

Because approximately 90% of AIMCO' s debt is long term, non-recourse, fixed rate debt, AIMCO has very little exposure to interest rate fluctuations. AIMCO has a revolving credit facility in place; however. Debt is maintained at a level that would allow it to be paid off out of current cash flow. As a practice, AIMCO officials represented that they avoid using short-term debt and when it is used, a priority is placed on refinancing and/or paying off the debt as quickly as possible.

Convertible preferred financing currently in place will begin to be callable at the end of 2001 and will probably convert to common. This will yield additional debt capacity by the middle of 2003.

At present, AIMCO's current debt level is approximately 44% of assets. With preferred stock, the level rises to approximately 55% of assets. Free cash flow coverage of debt and preferred is approximately 2.14:1 and rising.

                               EXECUTIVE SUMMARY


Other

The Independent Directors noted that the depth of management, leverage and political/economic risk are the top three areas of potential concern regarding AIMCO.

Management addressed those issues by noting that AIMCO currently has one of the deepest most experienced "benches" of management in the industry. Further, AIMCO's management has a collective equity investment in AIMCO of approximately $.5 billion. Next, management addressed AIMCO's use of leverage. Debt is managed very carefully and the majority of their debt is long term, fixed rate and non-recourse. Finally, management noted that political and economic risk seem to be in check at the moment. AIMCO's political risk (i.e. HUD) seems to be well managed as their current relationship with HUD is favorable. AIMCO did not point to any specific economic risks that gave them cause for concern.

OTEF II
ANALYSIS OF AIMCO PROPOSAL


--------------------------------------------------------------------------------
                      AIMCO OFFER TO BAC HOLDERS (PER BAC)
--------------------------------------------------------------------------------
NAV per BAC @ 9/30/00                         $ 37.54 (1)

Less: Special Distribution                      (6.21)(2)
                                              -------
NAV per BAC after distribution                  31.33
                                              =======

OFFER: 90% of NAV per BAC                     $ 28.20
                                              =======
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
PREFERRED/COMMON ALLOCATION:

Preferred Stock equivalent per BAC            $13.675 (3)
Common Stock equivalent per BAC                14.525 (4)
                                              -------
                                              $28.200
                                              =======
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
AIMCO COMMON STOCK CONVERSION RATIO:

Common Stock equivalent per BAC               $14.525
AIMCO Stock Price                              44.000
                                              -------
Conversion Ratio per BAC                        0.330
                                              =======
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                  OFFER AS A PERCENTAGE OF 9/30/00 NAV PER BAC
--------------------------------------------------------------------------------

Preferred Stock per BAC                       $13.675
Common Stock Equivalent per BAC                14.525
Special Distribution per BAC                    6.210
                                              -------
Total Offer to BAC Holders per BAC            $34.410
                                              =======


9/30/00 NAV per BAC                           $37.540
                                              =======

Offer as a percentage of
  NAV at 9/30/00 per BAC                         91.7%
                                              =======
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


BACs outstanding at 9/30/00                 7,344,425
1997 Options                                  652,125
1999 Options                                   50,000
--------------------------------------------------------------------------------

CALCULATIONS:

(1) Calculated using weighted average BACs outstanding at 9/30/00 using the "Treasury Method". 7,344,425 BACs outstanding plus 47,358 incremental BACs = 7,394,425

(2) $50,000,000 special distribution divided by (7,344,425 plus 50,000 plus 652,125 ) (Note that the special distribution will be paid to Oxford Owners holding 32,580 BACs on which AIMCO has call options and all 1999 and 1997 options).

(3) $100,000,000 in preferred shares divided by (7,344,425 plus 50,000 less 32,580 BACs acquired from Oxford Owners less 46,100 of the 50,000 independent directors options surrendered). (46,100 = $26.00 strike price *50,000 options divided by $28.20 ).

(4) Total BAC compensation versus preferred stock portion calculated under 3 above.